Exhibit 21.1

APP Pharmaceuticals, Inc.

List of Subsidiaries

The following is a list of subsidiaries of APP Pharmaceuticals, Inc. as of December 31, 2007.

Name	Where Incorporated
APP Pharmaceuticals, LLC	Delaware

Pharmaceuticals Partners of Canada, Inc.	Ontario, Canada

APP Pharmaceuticals Manufacturing, LLC	Puerto Rico